ROSS MILLER Secretary of State 204 North Carson Street, Suite 1 Carson City, Nevada 89701-4520 (775) 684-5708 Website: www.nvsos.gov

Certificate of Change (PURSUANT TO NRS 78.209)

Certificate of Change filed Pursuant to NRS-78.209
For Nevada Profit Corporations

1.           Name of corporation:   LIBERATED ENERGY, INC.

2.          The board of directors have adopted a resolution pursuant to NRS 78.209 and have obtained any required approval of the stockholders.

3.           The current number of authorized shares and the par value, if any, of each class or series, if any, of shares before the change: Common Stock, $0.001 par value; 100,000,000 shares authorized; and Preferred Stock, $0.001 par value; 10,000,000 shares authorized.

4.           The number of authorized shares and the par value, if any, of each class or series, if any, of shares after the change: Common Stock, $0.001 par value; 100,000,000 shares authorized; and Preferred Stock, $0.001 par value; 10,000,000 shares authorized.

5.           The number of shares of each affected class or series, if any, to be issued after the change in exchange for each issued share of the same class or series: For each Common Stock, shareholders will receive twenty-four Common Stock, $0.001 par value.  Total Common Stock, $0.001 par value will increase from 3,000,000 to 72,000,000 issued and outstanding.

6.           The provisions, if any, for the issuance of fractional shares, or for the payment of money or the issuance of scrip to stockholders otherwise entitled to a fraction of a share and the percentage of outstanding shares affected thereby: N/A

7.           Effective date and time of filing: (optional)  Date: February 5, 2013 Time: __________
8.           Officer Signature (Required):

/s/Frank Pringle
Frank Pringle
Chief Executive Officer & Chairman of the Board